Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York 10036-6522

September 2, 2010

VIA FACSIMILE AND EDGAR

Mr. Philip L. Rothenberg

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:  SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P. Registration Statement on Form S-4 (File No. 333-167793)

Dear Mr. Rothenberg:

On behalf of SL Green Realty Corp., SL Green Operating Partnership, L.P. and Reckson Operating Partnership, L.P. (the “Registrants”), we are submitting this letter to respond to comments issued by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 9, 2010, regarding the Registration Statement on Form S-4, filed on June 25, 2010 (the “Registration Statement”).

Comment:

1.                                       We note that you are registering the 7.75% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13,1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: A supplemental letter stating that the Registrants are relying on the Staff’s position enunciated in the above described letters and containing the required representations is being filed with the SEC as correspondence concurrently with this response letter.

Comment:

2.                                       Please note that you may need to file an amendment to incorporate by reference filings filed by you pursuant to the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement. Please refer to Securities Act Forms C&DI 123.05.

Response: A Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”) is being filed with the SEC concurrently with this response letter.  The section entitled “Where You Can Find More Information; Incorporation by Reference” on page 127 of the Amendment incorporates by reference filings filed by SL Green Realty Corp. after the date of the initial filing of the Registration Statement, June 25, 2010, and prior to the date hereof.

* * * * * *

The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the above-referenced filing.  The Registrants further acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-3574 or Laura A. Kaufmann Belkhayat at (212) 735-2439.

Sincerely,

/s/ David J. Goldschmidt
David J. Goldschmidt